DRYCLEAN USA®

Clean Across America®

Annual Report 2006

A Company Profile

The Company is composed of two operating divisions:

I. The Steiner-Atlantic Division

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers in the United States, the Caribbean and Latin America. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners and DRYCLEAN USA franchise stores.

Through its subsidiary, Steiner-Atlantic Brokerage Corp., it acts as a broker to assist others seeking to buy or sell existing dry cleaning stores and coin laundry businesses. Through another subsidiary, DRYCLEAN USA Development Corp., it develops new turn-key dry cleaning establishments for resale to third parties.

II. DRYCLEAN USA Franchise Division

DRYCLEAN USA is one of the largest and most respected, franchise and license operations in the dry cleaning industry, currently consisting of over 400 franchised and licensed locations in the United States, the Caribbean and Latin America.


DRYCLEAN U.S.A.

Market for the Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the American Stock Exchange (the "Amex") and on the Chicago Stock Exchange, each under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

	High	Low
Fiscal 2006		
First Quarter	$ 2.95	$ 2.45
Second Quarter	2.80	2.12
Third Quarter	2.60	1.95
Fourth Quarter	2.23	1.79
Fiscal 2005		
First Quarter	$ 3.30	$ 1.40
Second Quarter	2.54	1.80
Third Quarter	3.50	2.25
Fourth Quarter	3.19	2.23

As of September 22, 2006, there were approximately 488 holders of record of the Company's Common Stock.

The following table sets forth information concerning the cash dividends declared by the Company's Board of Directors during the periods covered by this Report.

Declaration Date	Record Date	Payment Date	Per Share Amount
March 31, 2006	April 14, 2006	May 1, 2006	$.04
September 23, 2005	October 14, 2005	November 1, 2005	$.04
March 23, 2005	April 15, 2005	May 2, 2005	$.035
September 27, 2004	October 15, 2004	November 1, 2004	$.06

Beginning with the dividend declared on March 23, 2005, the Company changed from an annual to a semi-annual dividend schedule.

The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2006 that were not registered under the Securities Act of 1933, as amended.

Contents

President's Message



Michael S. Steiner
President &
Chief Executive Officer

While fiscal 2006 was a challenging year for us as a result of conditions beyond our control, it nevertheless was a successful year.

First, in late August 2005, Hurricane Katrina impacted one of our largest suppliers, located near New Orleans, causing significant shipping delays. Then, in October, Hurricane Wilma effected southern Florida, which comprises a large part of our selling area and also shut down our Miami plant and corporate offices for a week due to power outages.

As the year progressed, we were able to catch up with our shipments and, despite these difficulties, we ended the year with a 9.9% increase in revenues.

Our net earnings also increased, by 13.8% to $803,981 or $.11 per diluted share on record revenues of $20,414,890, compared to net earnings of $706,263 or $.10 per diluted share on revenues of $18,575,249 for fiscal 2005.

Cash on hand increased substantially to over $3 million at June 30, 2006, a significant portion of what was due to increased customer deposits, reflecting strong business conditions and backlog for fiscal 2007. Our financial ratios and capital availability continue to be strong. Reflecting the Company's strong financial condition, during the year, our Board of Directors increased the annual dividend to $.08 per share, payable in semi-annual installments.

The expanded territory which we acquired at the beginning of fiscal 2005 has proven to be a significant reason for our growth. Our sales staff has solidified the territory, providing a steady flow of orders for equipment and parts. Some large national customers in the territory have special account terms and arrangements with some of our manufacturers. During fiscal 2006, some orders were placed directly with our manufacturers. Therefore, the Company did not recognize revenues from these sales; rather the Company received commissions from these manufacturers. It is expected that, as our sales staff further penetrates the new territory, customers will become more comfortable in placing these orders directly with us, which will further increase our revenues.

On the cost side, principally as a result of the hurricanes, insurance costs in the Florida area have substantially increased, including larger deductibles. Therefore, the Company has determined to self insure against wind damage as management believes our corporate headquarters building and plant are adequately protected. Furthermore, to alleviate the problems we faced with Hurricane Wilma, we have installed power generating equipment to counter any future power problems.

The recently passed Sarbanes-Oxley Bill, specifically section 404, may affect the Company's future earnings. The Company will not be subject to these new requirements until fiscal 2008. Management believes that our Company has adequate controls on financial reporting in place, and further controls will be expensive and unnecessary. The Securities and Exchange Commission understands the burden these requirements place on small companies and is considering some form of relief.

Based on current business levels and backlog, we believe fiscal 2007 will be another successful year. While our margins in fiscal 2007 may be lower due to the size of individual orders, management believes that the increase in sales volume will more than make up the difference. We intend to stay competitive and increase market share as our sales staff further penetrates the new territory.

We especially wish to thank our customers for their understanding of the shipping delays caused by the hurricanes and our suppliers for their efforts in getting back on track despite trying circumstances. We also wish to acknowledge and thank our dedicated employees for their continued efforts and thank you, our shareholders, for your continuing faith in the Company.

Michael S. Steiner
President & Chief Executive Officer

Management's Discussion and Analysis or Plan of Operation.

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear in this Report.

Overview

The early quarters of fiscal 2006 were affected by Hurricane Katrina in the first quarter of the year that caused shipping delays from one of the Company's largest laundry and spare parts suppliers located near New Orleans and by Hurricane Wilma in the second quarter of the year that affected southern Florida, which is a large part of the Company's selling area, and also caused a shutdown of the Company's Miami facilities and corporate headquarters for a week due to power outages. As the year progressed the Company was able to catch up with its shipments and, by year end, the Company was making timely deliveries. Despite these factors, revenues for the year ended June 30, 2006 were a record $20,414,890, or 9.9% higher than in fiscal 2005, and net earnings increased 13.8% over fiscal 2005 to $803,981 or $0.11 per share on a fully diluted basis.

Revenues for the year ended June 30, 2006 increased by $1,839,641 or 9.9% over 2005, primarily as a result of a 13.8% increase in industrial laundry equipment sales and higher commission income earned on shipments made by certain of the Company's manufacturers directly to certain of the Company's large national customers that have special national account terms and arrangements with some manufacturers. However, in these cases, the manufacturer awards the Company a commission. Therefore, while the amount of the Company's revenues was affected because it recognized the amount of the commission instead of the full sales price of the equipment sold, the Company's earnings were not materially impacted. The Company expects this trend to continue in the future but on a lower scale as the Company solidifies the expanded territory it acquired in June 2004 in which it acts as a distributor for certain laundry products manufactured by certain manufacturers from southern Florida to encompass most of Florida.

The increase in sales offset a .8 percentage point decrease in gross margins caused by the increased size of certain orders which carry smaller margins in order to remain competitive. In addition, although lower as a percentage of revenues in fiscal 2006, higher employee compensation expense caused selling, general and administration expenses to increase in dollar amount by 9.7%. The Company's property insurance will increase by approximately $93,000 (79.6%), with large deductibles, in fiscal 2007, as premiums are increasing due to the three hurricanes that hit Florida during fiscal 2006. As a result, the Company has elected to self-insure for wind damage coverage in order to substantially reduce the premiums. The Company believes its facilities are well protected from wind damage.

Inventory levels at June 30, 2006 were slightly lower than at June 30, 2005 due to heavy shipments in June 2006; however, inventory levels are expected to increase as fiscal 2007 progresses.

Cash on hand increased substantially due to a number of factors discussed below, most notably, an approximate $520,000 increase in customer's deposits reflecting a higher level of business and backlog. The entire backlog on hand at June 30, 2006 is expected to ship during fiscal 2007.

As a result of the solid financial condition of the Company, the Company's Board of Directors increased the semi-annual dividend to $.04 per share during fiscal 2006.

Liquidity and Capital Resources

For the twelve month period ended June 30, 2006, cash increased by $1,524,587 compared to a decrease of $160,135 during fiscal 2005.

The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30, 2006	2005
Net cash provided (used) by:		
Operating activities	$2,082,462	$460,462
Investing activities	(4,582)	36,727
Financing activities	(553,293)	(657,324)

For the twelve month period ended June 30, 2006, operating activities provided cash of $2,082,462 compared to $460,462 for the twelve month period ended June 30, 2005. The improvement of $1,622,000 was caused primarily by the improvement in net earnings of $97,718 (partially offset by a $62,408 reduction in non-cash expenses), coupled with changes in operating assets and liabilities that produced additional cash improvement of $1,160,603. The primary reason for the increase in cash contributed by changes in operating assets and liabilities in fiscal 2006 was an increase of $521,542 in customer deposits (compared to an increase of $27,398 in fiscal 2005). The increase in customer deposits reflect an increased level of business and backlog. In addition, cash was provided by a decrease in accounts, trade notes and lease receivables of $193,943 in fiscal 2006 compared to an increase of $369,333 in fiscal 2005. Accounts, trade notes and lease receivables at fiscal 2005 year end were higher due to heavy shipments at year end. Further cash in fiscal 2006 was provided by a decrease in inventory of $98,852 compared to an increase of $118,214 in fiscal 2005. These fluctuations in inventory from year to year are caused by the normal course of business activity. Higher accounts payable and accrued expenses and accrued employee expense levels at the end of fiscal 2006 contributed an aggregate of $488,302 of cash in fiscal 2006, compared to a decrease of $254,988 in fiscal 2005, mostly due to employee bonuses which are to be paid in September 2006. Income taxes payable increased by $74,884 in fiscal 2006 over fiscal 2005 due to increased profitability.

Investing activities used cash of $4,582 for the twelve month period ended June 30, 2006, as the final payments received through November 2005 on a note from the sale of the Company's telecommunications segment ($67,857) did not offset the purchase of capital equipment ($71,131) and patent and trademark expenditures ($1,308). During the comparable period of fiscal 2005, investing activities provided cash of $36,727, as proceeds from the note ($157,143) offset capital expenditures for equipment of $88,461 and patent and trademark expenses of $31,955.

Financing activities used cash of $553,293 in fiscal 2006 to pay dividends of $562,356, partially offset by $9,063 received from the exercise of a stock option to purchase 10,000 shares of the Company's common stock. In fiscal 2005, financing activities used cash of $657,324 to pay dividends of $667,324, offset partially by $10,000 received from the exercise of a stock option to purchase 10,000 shares of the Company's common stock.

On October 30, 2005, the Company received an extension until October 30, 2006 of its existing $2,250,000 revolving line of credit facility. In addition, the Loan Agreement was amended to eliminate the requirement that 51% of the stock of the Company be owned by the Steiner family or any Steiner trust. On October 28, 2004, the Loan Agreement, was amended, to eliminate the borrowing base restriction on borrowings under the revolving credit facility, thereby enabling the Company to borrow up to the full $2,250,000 amount available under that facility regardless of the Company's levels of accounts receivable and inventories. The Company's obligations under the facility continue to be guaranteed by the Company's subsidiaries and collateralized by substantially all of the Company's and its subsidiaries' assets. The Company intends to renew, and believes the bank will agree to renew, this line for another year.

During fiscal 2006 and 2005, the Board of Directors declared various dividends, aggregating $562,356 and $667,324, respectively. Information concerning these dividends is contained in a table shown on page 2 of this report. On September 26, 2006, the Board of Directors declared a $.04 per share semi-annual dividend (or an aggregate of $281,378) payable on November 1, 2006 to shareholders of record on October 13, 2006.

The Company believes that its present cash position, the cash it expects to generate from operations and cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of item 303(c) of Regulation S-B.

Results of Operations

	Year Ended June 30, 2006	2005	
Net sales	$19,464,842	$17,750,799	+9.7%
Development fees, franchise and license fees, commissions and other	950,048	824,450	+15.2%
Total revenues	$20,414,890	$18,575,249	+9.9%

Revenues for the year ended June 30, 2006 increased by $1,839,641 (9.9%) over fiscal 2005. The commercial laundry and dry cleaning segment increased its revenue by 10.2% due primarily to its sales staff becoming established in the territory into which the Company has expanded since June 2004 and generating an increase in industrial laundry equipment sales and higher commission income. However, the Company's license and franchise segment experienced a decrease of 7.2% in revenues, primarily due to a reduction in royalties and new dry cleaning franchises. For the twelve month period ended June 30, 2006, sales of commercial laundry increased by 13.8%, sales of dry cleaning equipment increased by 2.3% and sales of spare parts increased by 5.1%. These increases were partially offset by a 23.8% decrease in boiler sales. Brokerage revenues, which are included in the commercial laundry and dry cleaning segment, increased by 109.7%; however, they represent less than 1% of Company revenue.

Overall expenses of the Company, including costs of sales, were 94.4% of total revenues in fiscal 2006, compared to 93.9% in fiscal 2005. The slight increase, as a percentage of revenues, reflects lower gross margins.

	Year Ended June 30, 2006	2005
As a percentage of net sales:		
Cost of sales	75.9%	75.2%
As a percentage of revenues:		
Selling, general and administrative expenses	21.8%	21.9%
Research and development	.1%	.2%
Total expenses	94.4%	93.9%

Cost of goods sold, expressed as a percentage of sales, increased to 75.9% in fiscal 2006 compared to 75.2% in fiscal 2005 as the Company had larger contract sales which generally carry a smaller margin, increase in the Company's provision for slow-moving inventory of approximately $70,000 and a change in product mix.

Selling, general and administrative expenses increased by $392,829 (9.7%), but improved as a percentage of revenues to 21.8% in fiscal 2006 from 21.9% in fiscal 2005. Most of the dollar increase was due to an approximate 23.0% increase in payroll expenses, including increased sales commissions. Other accounts in this category of expenses were generally in line with the increased level of sales.

Research and development expenses are a small part of the Company's total operating expenses. These expenses relate to the on-going research on the Company's Green-Jet® and Multi-Jet® technologies and the application of these technologies to smaller machines for the dry cleaning and hotel industry.

Interest income increased by $64,751 (605.6%) as a result of interest earned on higher outstanding bank balances and higher prevailing rates.

The Company's effective income tax rate decreased to 34.5% in fiscal 2006 compared to the income tax rate of 37.7% in fiscal 2005 mostly due to an increase in the benefit derived from the exclusion of foreign sales.

Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from William K. Steiner, a principal shareholder, Chairman of the Board of Directors and a director of the Company. The Company and Mr. Steiner entered into a new lease for this facility on September 9, 2005 for a three-year period beginning November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company is to bear real estate taxes, utilities, maintenance, non-structural repairs and insurance. The new lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In fiscal 2006, the Company paid a law firm, in which a director is of counsel, $45,300 for legal services performed. In fiscal 2005, the Company paid that law firm and another law firm, in which the director at the time was of counsel, an aggregate of $81,500 for legal services performed.

Critical Accounting Policies

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Use of Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Accounts and Notes Receivable

Equipment and replacement parts are generally shipped FOB from the Company's warehouse or drop shipped FOB factory at which time risk of loss and title passes to the purchaser and the sale is recorded. Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing royalties. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectibility is reasonably assured. Continuing royalties represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dryclean and laundry plants. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the debtor to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2006 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets

The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) (SFAS 123(R)) "Share-based payment". SFAS 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces FASB 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This guidance is effective as of the first interim or annual reporting period beginning after December 15, 2005 for Small Business filers such as the Company. SFAS 123(R) does not affect the Company at the present time but may effect the Company if it issues share-based compensation in the future.

In December 2004, the FASB issued FASB Statement No.151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. Adoption of this statement did not affect the Company's financial position or results of operations because the Company does not manufacture inventory.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this pronouncement did not affect the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB No. 20 and FASB Statement No. 3." Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Adoption of this pronouncement did not affect the Company.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Balance Sheets

June 30,	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 3,106,703	$ 1,582,116
Accounts and trade notes receivable, net of allowance for doubtful accounts of $130,000	1,734,071	1,949,750
Lease receivables (Note 2)	-	14,995
Inventories	2,991,165	3,090,017
Deferred income taxes (Note 4)	141,210	103,031
Note receivable-current (Note 13)	-	67,857
Other current assets	253,075	118,930
Total current assets	8,226,224	6,926,696
Equipment and improvements, net (Note 3)	225,643	230,352
Franchise license, trademarks and other intangible assets, net (Note 1)	308,474	373,779
Deferred income taxes (Note 4)	33,375	10,248
	$ 8,793,716	$ 7,541,075
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 872,114	$ 679,505
Accrued employee expenses	591,133	295,440
Income taxes payable	70,391	-
Unearned income	206,937	289,712
Customer deposits	1,098,982	577,440
Total current liabilities	2,839,557	1,842,097
Total liabilities	2,839,557	1,842,097
Commitments and contingencies (Notes 6, 8 and 9)		
Shareholders' equity (Notes 11 and 12)		
Preferred Stock, $1.00 par value: Authorized shares – 200,000; none issued and outstanding	-	-
Common stock, $0.025 par value: Authorized shares – 15,000,000; 7,065,500 and 7,055,500, shares issued and outstanding at 2006 and 2005, respectively, including shares held in treasury	176,638	176,388
Additional paid-in capital	2,095,069	2,081,763
Retained earnings	3,685,472	3,443,847
Treasury stock, 31,050 shares at cost	(3,020)	(3,020)
Total shareholders' equity	5,954,159	5,698,978
	$ 8,793,716	$ 7,541,075

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended June 30,	2006	2005
Revenues:		
Net sales	$ 19,464,842	$ 17,750,799
Development fees, franchise and license fees, commissions and other	950,048	824,450
Total	20,414,890	18,575,249
Cost of sales	14,778,382	13,343,667
Selling, general and administrative expenses	4,455,969	4,063,140
Research and development expenses	27,805	44,825
Total	19,262,156	17,451,632
Operating income	1,152,734	1,123,617
Other income:		
Interest income	75,443	10,692
Earnings before income taxes	1,228,177	1,134,309
Provision for income taxes (Note 4)	424,196	428,046
Net earnings	$ 803,981	$ 706,263
Net earnings per share (Note 10):		
Basic	$ .11	$ .10
Diluted	$ .11	$ .10
Weighted average number of shares of common stock outstanding:		
Basic	7,026,950	7,023,146
Diluted	7,031,710	7,037,921

Consolidated Statements of Shareholders' Equity

	Common Stock		*Additional Paid-in*	*Treasury Stock*		*Retained*	
	Shares	*Amount*	*Capital*	*Share*	*Cost*	*Earnings*	*Total*
Balance at June 30, 2004	7,045,500	$ 176,138	$ 2,066,120	31,050	$ (3,020)	$ 3,404,908	$ 5,644,146
Stock options exercised	10,000	250	9,750	-	-	-	10,000
Tax benefit from stock option exercise	-	-	5,893	-	-	-	5,893
Dividends paid	-	-	-	-	-	(667,324)	(667,324)
Net earnings	-	-	-	-	-	706,263	706,263
Balance at June 30, 2005	7,055,500	176,388	2,081,763	31,050	(3,020)	3,443,847	5,698,978
Stock options exercised	10,000	250	8,813	-	-	-	9,063
Tax benefit from stock option exercise	-	-	4,493	-	-	-	4,493
Dividends paid	-	-	-	-	-	(562,356)	(562,356)
Net earnings	-	-	-	-	-	803,981	803,981
Balance at June 30, 2006	7,065,500	$ 176,638	$ 2,095,069	31,050	$ (3,020)	$ 3,685,472	$ 5,954,159

See accompanying summary of accounting policies and notes to consolidated financial statements.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended June 30,	2006	2005
Operating activities:		
Net income	$ 803,981	$ 706,263
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	142,453	119,242
Bad debt expense	36,731	49,846
Provision (benefit) for deferred income taxes	(61,306)	11,198
(Increase) decrease in operating assets:		
Accounts, trade notes and lease receivables	193,943	(369,333)
Inventories	98,852	(118,214)
Other current assets	(134,145)	(662)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	192,609	(231,875)
Accrued employee expenses	295,693	(23,113)
Unearned income	(82,775)	289,712
Customer deposits	521,542	27,398
Income taxes payable	74,884	-
Net cash provided by operating activities	2,082,462	460,462
Investing activities:		
Payments received on note receivable	67,857	157,143
Capital expenditures	(71,131)	(88,461)
Patent expenditures	(1,308)	(31,955)
Net cash (used) provided by investing activities	(4,582)	36,727
Financing activities:		
Proceeds from exercise of stock options	9,063	10,000
Dividends paid	(562,356)	(667,324)
Net cash used in financing activities	(553,293)	(657,324)
Net increase (decrease) in cash and cash equivalents	1,524,587	(160,135)
Cash and cash equivalents at beginning of year	1,582,116	1,742,251
Cash and cash equivalents at end of year	$ 3,106,703	$ 1,582,116
Supplemental Information:		
Cash paid for:		
Income taxes	$ 385,444	$ 438,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts; sell individual and area franchises under the DRYCLEAN USA name; and act as a business broker in connection with the purchase and sale of retail dry cleaning stores and coin laundries.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation..

Revenue Recognition

Sales of products are generally shipped FOB origin and revenue is recorded as they are shipped. Shipping, delivering and handling fee income of approximately $581,000 and $303,000 for the years ended June 30, 2006 and 2005, respectively, are included in revenues in the consolidated financial statements. Shipping, delivering and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include a license and provide for the payment of initial fees for the granting of the franchise. Royalty fees are generated for the use of the name DRYCLEAN USA®. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned. Royalty fees recognized in fiscal 2006 and 2005 were $241,382 and $223,350, respectively.

Customer deposits represent primarily amounts received from customers for future delivery of equipment or services. In January 2005, the Company signed an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. Whirlpool Corporation paid to the Company $350,000, including $331,100 as a one time up front fee for the exclusive license, and is to pay royalties during the three year period following the introduction of Whirlpool Corporation manufactured products using the licensed technology. After this period, Whirlpool Corporation will retain a non-exclusive license and the Company is free to license its technology to other manufacturers. Unearned income represents the $331,100 fee for the exclusive license which is being amortized over 48 months, the life of the contract. At June 30, 2006, $206,937 remained to be amortized.

Accounts and Trade Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent drycleaning and laundry plants. The non-trade note receivable at June 30, 2005 represents the amount due from the sale of the telecommunications segment as further discussed in Note 13. As of November 2005, the non-trade note receivable was fully paid. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's allowance for doubtful accounts as of June 30, 2006 and 2005 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories

Inventories consist principally of equipment and spare parts. Equipment is valued at the lower of cost, determined on the specific identification method, or market. Spare parts are valued at the lower of average cost or market.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the lesser of ten years or the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes. Repairs and maintenance costs are expensed as incurred.

Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. The Company has provided $100,279 and $40,000 for the years ended June 30, 2006 and 2005, respectively, against slow moving inventory.

Income Taxes

The Company utilizes the asset and liability method wherein deferred taxes are recognized for differences between consolidated financial statement and income tax bases of assets and liabilities.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Accounting Policies

Stock Based Compensation

The Company's 2000 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan are the Company's only stock-based compensation plans. The 2000 Stock Option Plan authorizes the grant (until May 2, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants, of which no options were outstanding on June 30, 2006 and 2005. The 1994 Non-Employee Director Stock Option Plan terminated as to future grants on August 23, 2004, but options to purchase 20,000 shares remain outstanding thereunder.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)"), utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and, accordingly, recognized no compensation expense for stock option grants in net income.

Under the modified prospective approach, SFAS 123(R) applies to new grants and to grants that were outstanding on December 31, 2005 to the extent not yet vested. Since no new options were granted during the years ended June 30, 2006 and all outstanding options were fully vested at December 31, 2005, no compensation cost for share-based payments was recognized under SFAS 123(R) during the years ended June 30, 2006 and 2005. Prior periods are not required to be restated to reflect the impact of adopting the new standard. No compensation cost would have been recognized under the provisions of SFAS 123(R) had SFAS 123(R) been in effect as to the Company during any of the periods reported in this Report.

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations.

Advertising Costs

The Company expenses the cost of advertising as of the first date the advertisement is run. The Company expensed approximately $132,000 and $145,000 of advertising costs for the years ended June 30, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts and trade notes receivable, lease receivables, notes receivable, accounts payable and accrued expenses. Due to their relatively short-term nature or variable rates, the carrying amounts of such financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Customer Deposits

Customer deposits represent advances paid by certain customers when placing orders for equipment with the Company. These deposits are generally non-refundable.

Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patent's useful life or legal life from the date such patent is granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R) which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces FASB 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This guidance is effective as of the first interim or annual reporting period beginning after December 15, 2005 for Small Business filers such as the Company. SFAS 123(R) does not affect the Company at the present time but may affect share-based compensation in the future.

In December 2004, the FASB issued FASB Statement No.151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. Adoption of this statement did not affect the Company's financial position or results of operations because the Company does not manufacture inventory.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this pronouncement did not materially affect the Company's financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections – A Replacement of APB No. 20 and FASB Statement No. 3." Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Adoption of this pronouncement did not affect the Company.

Reclassifications

Certain items in the 2005 consolidated financial statements have been reclassified to conform to the 2006 presentation.

Notes to Consolidated Financial Statements

1. Intangible Assets

Franchise license, trademarks and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	June 30, 2006	June 30, 2005
Franchise license agreements	10	$ 529,500	$ 529,500
Trademarks, patents and Tradenames	10-15	211,779	210,417
		741,279	739,917
Less accumulated amortization		(432,805)	(366,138)
		$ 308,474	$ 373,779

Amortization expense amounted to $66,613 in fiscal 2006 and $64,444 in fiscal 2005.

2. Lease Receivables

Lease receivables result from customer leases of equipment under arrangements which qualify as sales-type leases. There were no outstanding lease receivables at June 30, 2006. At June 30, 2005, future lease payments, net of deferred interest of $312 due under these leases amounted to $14,995.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	2006	2005
Furniture and equipment	$ 770,430	$ 745,810
Leasehold improvements	377,665	353,804
	1,148,095	1,099,614
Less accumulated depreciation and amortization	(922,452)	(869,262)
	$ 225,643	$ 230,352

Depreciation and amortization of equipment and improvements amounted to $75,840 and $54,798 for the years ended June 30, 2006 and 2005, respectively.

4. Income Taxes

The following are the components of income taxes (benefit):

Years ended June 30,	2006	2005
Current		
Federal	$ 414,174	$ 353,100
State	71,328	63,748
	485,502	416,848
Deferred		
Federal	(52,346)	9,561
State	(8,960)	1,637
	(61,306)	11,198
	$ 424,196	$ 428,046

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to income taxes (benefit) is as follows:

Years ended June 30,	2006	2005
Tax at the statutory rate	$ 417,582	$ 385,665
State income taxes, net of federal benefit	41,163	41,176
Other	(34,549)	1,205
	$ 424,196	$ 428,046

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30,	2006	2005
Current deferred tax asset:		
Allowance for doubtful accounts	$ 48,919	$ 48,919
Inventory capitalization	66,462	49,739
Other	25,829	4,373
	141,210	103,031
Noncurrent deferred tax asset (liability):		
Equipment and improvements	(18,619)	(31,300)
Franchise, trademarks and other intangible assets	51,994	41,548
	33,375	10,248
Total net deferred income tax asset	$ 174,585	$ 113,279

5. Credit Agreement and Term Loan

The Company is a party to a bank loan agreement which provides the Company with a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. On October 28, 2004, the Loan Agreement was amended to eliminate the borrowing base restriction under the revolving credit facility, thereby enabling the Company to borrow up to the full $2,250,000 amount available under the facility regardless of the Company's levels of accounts receivable and inventories. On October 30, 2005, the Loan Agreement was amended to eliminate the requirement that 51% of the common stock of the Company be owned by the Steiner family or any Steiner Trust. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2006. At June 30, 2006 and 2005, there were no outstanding borrowings, letters of credit or foreign exchange contracts outstanding under the line of credit. The loan agreement requires maintenance of certain debt service coverage and leverage ratios and contains other restrictive covenants, including limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments.

Notes to Consolidated Financial Statements

6. Related Party Transactions

The Company leases warehouse and office space from William Steiner, a principal shareholder of the Company under an operating lease. Annual rental expense under this lease was $90,700 in fiscal 2006 and $83,200 in fiscal 2005.

The Company and the shareholder entered into a new lease for this facility on September 9, 2005 for a three-year period beginning November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company is to bear real estate taxes, utilities, maintenance, non-structural repairs and insurance. The new lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In fiscal 2006, the Company paid a law firm, in which a director is of counsel, $45,300 for legal services performed. In fiscal 2005, the Company paid that law firm and another law firm in which the director at the time was of counsel an aggregate of $81,500 for legal services performed.

7. Concentrations of Credit Risk

The Company places its excess cash in overnight deposits with a large national bank. Concentration of credit risk with respect to trade and lease receivables is limited due to a large customer base. Based on the Company's credit evaluation, trade receivables may be collateralized by the equipment sold.

8. Commitments

In addition to the warehouse and office space leased from a principal shareholder (see Note 6), the Company leases two additional office and warehouse facilities from unrelated third parties under operating leases expiring in March and December 2008, respectively. As of June 30, 2006, the Company is also obligated under two leases for future dry cleaning stores that aggregate $98,000 in annual base rent per year for the next five years. The Company anticipates assigning the latter two leases to dry cleaning franchisees or other customers when the leased facilities are available for occupancy.

Minimum future rental commitments for leases in effect at June 30, 2006 approximates the following:

Years ending June 30,	
2007	$ 211,600
2008	259,700
2009	150,900
2010	98,000
2011	98,000
Thereafter	53,100
Total	$ 871,300

Rent expense aggregated $169,278 and $158,044 for the years ended June 30, 2006 and 2005, respectively.

As of June 30, 2006, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

9. Deferred Compensation Plan

The Company has a participatory deferred compensation plan wherein it matches employee contributions up to 1% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after one year of service. The Company contributed approximately $9,700 and $7,000 to the Plan during fiscal 2006 and fiscal 2005, respectively. The plan is tax deferred under Section 401(k) of the Internal Revenue Code.

10. Earnings Per Share

The following reconciles the components of the earnings per share computation:

	Income (Numerator)	*Shares (Denominator)*	*Per Share Amount*
Year ended June 30, 2006			
Net earnings	$ 803,981	7,026,950	$ .11
Effect of dilutive securities:			
Stock options	-	4,760	-
	$ 803,981	7,031,710	$ .11
Year ended June 30, 2005			
Net earnings	$ 706,263	7,023,146	$ .10
Effect of dilutive securities:			
Stock options	-	14,775	-
	$ 706,263	7,037,921	$ .10

There were no options excluded in the computations of earnings per share in fiscal 2006 and 2005.

11. Dividends

The following table sets forth information concerning the cash dividends declared by the Company's Board of Directors during the periods covered by this Report.

Declaration Date	*Record Date*	*Payment Date*	*Per Share Amount*
March 31, 2006	April 14, 2006	May 1, 2006	$.04
September 23, 2005	October 14, 2005	November 1, 2005	$.04
March 23, 2005	April 15, 2005	May 2, 2005	$.035
September 27, 2004	October 15, 2004	November 1, 2004	$.06

Beginning with the dividend declared on March 23, 2005, the Company changed from an annual to a semi-annual dividend schedule.
On September 26, 2006, the Board of Directors declared a $.04 per share semi-annual dividend (or an aggregate of $281,378) payable on November 1, 2006 to shareholders of record on October 13, 2006.

12. Stock Options

The Company's 2000 Stock Option Plan authorizes the grant (until May 2, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. The Company also has a 1994 Non-Employee Director Stock Option Plan which terminated as to future grants on August 23, 2004, but under which options to purchase 20,000 shares remain outstanding.

Pursuant to the Company's 2000 Stock Option Plan, the Company may grant incentive stock options and nonqualified stock options. Options under the 2000 Stock Option Plan must be granted at an exercise price of at least 100% of the market

Notes to Consolidated Financial Statements

value of the Company's common stock on the date of grant, may have a maximum term of 10 years and are not transferable. However, incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the Company's common stock on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the 2000 Stock Option Plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000.

Generally, options granted to date have become exercisable, on a cumulative basis, as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Generally, options terminate three months following termination of service (except generally one year in the case of termination of service by reason of death or disability). Options granted under the plans also terminate upon a merger in which the Company is not the surviving corporation or in which shareholders before the merger cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless another provision is made by the board of directors.

Options under the 1994 Non-Employee Director Stock Option Plan have a term of 10 years, are not transferable and are exercisable at a price equal to 100% of the market value of the Company's common stock on the date of grant. Options under this plan are exercisable as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Vesting accelerates upon a change of control of the Company (as defined in the Plan). Options terminate three months following termination of service (except one year in the case of termination of service by reason of death or disability).

In April 2006 and August 2004, two directors each exercised options under the 1994 Non-Employee Director Stock Option Plan to purchase 10,000 shares of the Company's common stock at exercise prices of $.91 and $1.00 per share, respectively.

A summary of options under the Company's stock option plans as of June 30, 2006, and changes during the year then ended is presented below:

Year Ended June 30, 2006	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	30,000	$1.27
Granted	-	-
Exercised	(10,000)	$ .91
Expired	-	-
Outstanding at end of year	20,000	$1.45
Options exercisable at year-end	20,000	$1.45
Options available for future grant at year-end	500,000	

Year Ended June 30, 2005:	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	50,000	$1.36
Granted	-	-
Exercised	(10,000)	1.00
Expired	(10,000)	2.00
Outstanding at end of year	30,000	$1.27
Options exercisable at year-end	30,000	$1.27

The following table summarizes information about outstanding stock options at June 30, 2006:

Exercise Prices	*Number Outstanding at 6/30/06*	*Remaining Contractual Life*	*Exercise Prices*	*Number Exercisable at 6/30/06*	*Exercise Price*
$ .91	10,000	2.3 years	$ .91	10,000	$ .91
$ 2.00	10,000	2.8 years	$ 2.00	10,000	$ 2.00

13. Note Receivable

On July 31, 2002, the Company sold substantially all of the operating assets (principally inventory, equipment and intangible assets) of its Metro-Tel segment, which was engaged in the manufacture and sale of telephone test equipment. The purchase price was $800,000 which was payable $250,000 in cash and a $550,000 promissory note, bearing interest at prime + 1%, (7.25% at June 30, 2005) and payable monthly over 42 months commencing October 1, 2002. The promissory note is guaranteed by certain companies affiliated with the purchaser and the purchaser's and the affiliates' principal shareholders and is collateralized by the operating assets of the purchaser and the affiliated companies. The Company has agreed to subordinate payment of the promissory note, obligations of the affiliated companies of the purchaser under their guarantees and the collateral granted by the purchaser and the affiliated companies to the obligations of the purchaser and the affiliated companies to two bank lenders. The purchaser prepaid $50,000 of the note in 2003. The note was fully paid in November 2005.

14. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Corp. and DRYCLEAN USA Development Corp., wholly-owned subsidiaries of the Company, comprise the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. is a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. Steiner-Atlantic Brokerage Corp. acts as a business broker to assist others seeking to buy or sell existing dry cleaning and coin laundry businesses. DRYCLEAN USA Development Corp. develops turn-key dry cleaning establishments for resale to third parties.

DRYCLEAN USA License Corp. comprises the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Notes to Consolidated Financial Statements

Financial information for the Company's business segments is as follows:

Year ended June 30,	2006	2005
Revenues:		
Commercial and industrial laundry and dry cleaning equipment	$ 20,075,224	$ 18,209,359
License and franchise operations	339,666	365,890
Total revenues	$ 20,414,890	$ 18,575,249
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment	$ 1,176,438	$1,178,238
License and franchise operations	252,548	252,765
Corporate	(276,252)	(307,386)
Total operating income	$ 1,152,734	$ 1,123,617
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment	$ 7,908,588	$ 6,525,375
License and franchise operations	668,828	781,416
Corporate	216,300	234,284
Total assets	$ 8,793,716	$ 7,541,075

For the years ended June 30, 2006 and 2005, export revenues, principally to the Caribbean and Latin America, aggregated approximately $2,739,000 and $2,973,000, respectively, of which approximately $2,533,000 and $2,833,000, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

One customer accounted for approximately 17% of the Company's revenues in fiscal 2006. No customers accounted for more than 10% of the Company's revenue in fiscal 2005.


MULTI-JET
MJ 350

New Multi-Jet™ Dry Cleaning Machine

Reports of Independent Registered Public Accounting Firms

Board of Directors and Shareholders
DRYCLEAN USA, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MORRISON, BROWN, ARGIZ & FARRA LLP

Miami, Florida
September 8, 2006, except for the third paragraph of Note 11 as to which the date is September 26, 2006

Corporate Information
Directors

William K. Steiner
Chairman of the Board of Directors

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Troutman Sanders, LLP

Stuart Wagner
Consultant

David Blyer
Consultant

Alan M. Grunspan
Carlton Fields, PA

Officers

William K. Steiner
Chairman

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Secretary

Alan M. Grunspan
Assistant Secretary

Independent Registered Public Accounting Firm

Morrison, Brown, Argiz & Farra, LLP
Miami, FL

Registrar & Transfer Agent

Registrar & Transfer Co.
Cranford, NJ

General Counsel

Troutman Sanders, LLP
New York, NY

Forward Looking Statements

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Green Jet® dry-wetcleaning™ machine and Multi-Jet™ dry cleaning machine; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2006, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.